March 11, 2005

VIA ELECTRONIC MAIL

Mr. Jason Fox
Division of Investment Management
Securities and Exchange Commission
901 E. Street
Washington, D.C. 20549-0506
Re:	VALIC Company II (the "Registrant") Registration File Nos. 333-53589 and 811-08789 CIK No. 0001062374

Dear Mr. Fox:

             We have set out below the Securities and Exchange Commission's comments to the Registrant's Annual Report for the period ended August 31, 2004 ("Report"), as provided on February 4, 2005, and our corresponding responses to those comments. If you have any questions or additional comments, please don't hesitate to call me at the phone number above.

1.	Note 7, Expense Reductions, Page 72. Please clarify whether expense reductions are made in the form of cash returned to the funds or credits against fund expenses.
Response: Expense reductions are made in the form of credits against fund expenses.
2.	Officer Information, Page 83. Pursuant to Item 22(b)(5) of Form N-1A, include in future annual reports information regarding the Fund's officers.
Response: Going forward, we will add information regarding the President, Treasurer and Secretary of the Funds to the Trustee Information page and rename the page "Trustee and Officer Information."
3.

Note 2, Section G - Dividends on Money Market II Fund, Page 65. Please clarify whether dividends on the Money Market II Fund are paid on a daily, monthly or quarterly basis. Revise the disclosure in future annual reports.

Response: Going forward, the first sentence of the second paragraph of Section G in Note 2 will read as follows: "Dividends from net investment income, if any, are declared and paid quarterly, except for the Money Market

4.

Note 3, Page 68, Investment Restrictions. Explain why the Socially Responsible Fund's purchase of AIG common stock on December 19, 2003, in violation of the Fund's investment policies, was not detected or sold until March 31, 2004.II Fund, which declares daily and pays monthly."

Response: Upon AIG's acquisition of American General Corporation ("AGC") in 2001, the Registrant became an affiliate of AIG. As such, affiliated subadvisers to the Registrant's funds were prohibited from purchasing AIG stock. However, because the Socially Responsible Fund held shares of AIG common stock prior to the AGC acquisition date it was permitted to hold such AIG common stock (though not purchase additional shares). The coding of AIG stock within the Registrant's compliance system after the acquisition of AGC permitted the ownership of AIG stock (to "grandfather" those original AIG shares), but mistakenly, did not prohibit the additional purchase of AIG stock. The Registrant has revised its procedures such that the Registrant's compliance department receives on a daily basis a report reflecting all purchases of AIG common stock by the Registrant's funds.

             The Registrant acknowledges that: (a) it is responsible for the adequacy and accuracy of the responses contained herein; (b) the Securities and Exchange Commission's (the "Commission") comments and our responses to the Report contained herein made in response to the Commission's comments do not foreclose the Commission from taking any action with respect to our responses contained herein or the Report; and (c) it may not assert the Commission's comments or responses to the Commission's comments as a defense in any proceeding initiated by the Commission or any person pursuant to U.S. federal securities laws.
Very truly yours,
//s// MARK MATTHES
Mark Matthes Associate Counsel